As filed with the United States Securities and Exchange Commission on February 7, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANIMAS RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

GOGOLD RESOURCES INC.

(Bidder)

Common Shares

(Title of Class of Securities)

0352 10 7

(CUSIP Number of Class of Securities)

Dana Hatfield

GoGold Resources Inc.

#1301-2000 Barrington Street

Cogswell Tower

Halifax, Nova Scotia

Canada B3J 3K1

Telephone: (902) 482-1998

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

John Turner Krisztian Toth Fasken Martineau DuMoulin LLP 333 Bay Street Suite 2400, Toronto, Ontario Canada M5H 2T6 Tel: (416) 366-8381	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520

January 23, 2014

(Date tender offer published, sent or given to security holders)

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

This Amendment No. 1 amends and supplements the Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on January 23, 2014 (the “Initial Schedule 14D-1F” and as amended by this Amendment No. 1, the “Schedule 14D-1F”) by GoGold Resources Inc. (“GoGold”).

The Schedule 14D-1F relates to the offer (the “Offer”) by GoGold to purchase all of the issued and outstanding common shares (the “Animas Shares”) and common share purchase warrants (the “Animas Warrants”) of Animas Resources Ltd. (“Animas”), including any Animas Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon conversion, exchange or exercise of any Convertible Securities. Under the terms of the Offer, Animas shareholders will receive C$0.07 in cash and 0.0851 of a GoGold common share for each Animas Share tendered, and will receive one GoGold common share for each C$0.94 of cumulative in-the-money value of Animas Warrants tendered. The Offer is open for acceptance until 7:00 PM (Toronto time) on February 28, 2014.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated January 23, 2014 (the “Offer and Circular”), including the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which were filed as Part I of the Initial Schedule 14D-1F. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, and all references herein to “sections” or “paragraphs” refer to sections or paragraphs, as applicable, of the Offer and Circular before giving effect to the amendments contemplated hereby.

The Offer and Circular is hereby amended and supplemented as follows:

The outside front cover of the Offer and Circular is hereby amended to add the following after the first paragraph thereon:

“THIS TRANSACTION AND THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Securityholders should be aware that these disclosure requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Animas and the Offeror are located in a foreign country, and that some or all of their officers and directors and the experts named in the Offer and Circular are residents of a foreign country. In addition, it may be difficult for Securityholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities since the Offeror is a corporation existing under the federal laws of Canada and Animas is a corporation existing under the laws of British Columbia, Canada; some or all of the officers and directors of each of the Offeror and Animas reside outside the United States; some of the experts named herein may reside outside the United States; and all or a substantial portion of the assets of the Offeror and Animas are located outside the United States. Securityholders may not be able to sue the Offeror, Animas or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgment of a United States court.

2

Securityholders should be aware that, during the period of the Offer, the Offeror or its affiliates or associates may, directly or indirectly, bid for or make purchases of Animas Shares, Animas Warrants or other securities of Animas, or of the Offeror’s securities to be distributed or the Offeror’s related securities, in each case, as permitted by applicable Canadian laws or provincial laws or regulations.

Securityholders should be aware that participating in the Offer may have tax consequences both in the United States and Canada. Such consequences for Securityholders who are resident in, or citizens of, the United States may not be described fully herein.”

The section entitled “Notice Regarding Information” on page vii of the Offer and Circular is hereby amended by deleting the second sentence of the first paragraph of such section in its entirety.

The section entitled “Summary – Conditions of the Offer” on page 5 of the Offer and Circular is hereby amended by replacing the second full paragraph thereof in its entirety with the following:

“The conditions set forth in Section 4, “Conditions of the Offer”, are for the sole benefit of the Offeror and may be asserted by the Offeror at any time or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have.”

The section entitled “Offer to Purchase – Conditions of the Offer” starting on page 20 of the Offer and Circular is hereby amended by replacing the penultimate paragraph thereof in its entirety with the following:

“The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.”

The section entitled “Circular – Description of Lock-Up Agreements” starting on page 39 of the Offer and Circular is hereby amended by adding the following after the first paragraph thereof:

3

“The following is a list of each Securityholder that has entered into a Lock-Up Agreement and the number of Animas Shares, Animas Warrants and/or options to purchase Animas Shares held by each such person:

Name of Shareholder	Number of Shares	Options	Warrants
Winnie Wong	22,500	n/a	n/a
Pacific Opportunity Capital Ltd.	4,342,808	n/a	2,000,000
Susan E. Brown	1,299,000	n/a	500,000
Mark T. Brown	753,000	125,000	130,000
Spartacus Management Inc.	126,000	n/a	n/a
Tian Gao	17,500	10,000	n/a
Ernesto Echavarria	22,245,263	n/a	5,000,000
Lex Resources Ltd.	500,000	n/a	500,000
Frank Quinby	759,000	n/a	n/a
Herman Kwong	105,000	n/a	100,000
James H. G. Elliott	801,800	n/a	400,000
Lynne Monk	110,000	n/a	190,000
Donald M. Monk	110,000	n/a	110,000
David Porter	450,000	n/a	200,000
Jesus Alfonso	622,500	n/a	200,000
Judith Rollick	112,000	n/a	100,000
Elaine Rollick	20,000	n/a	n/a
John R. Wilson	20,000	n/a	n/a
Jeff Phillips	6,850,000	n/a	1,000,000
Brett Halvorson	200,000	n/a	n/a
Robert Bishop	1,147,500	n/a	n/a
Brenda Wong	41,000	n/a	n/a
C3 Media Inc.	54,000	n/a	50,000
Malibrigo Ltd.	4,207,559	n/a	n/a
Marc G. Blythe	100,000	n/a	100,000
Dave Beling	n/a	100,000	n/a
Robert Doyle	105,000	n/a	100,000
Michael Halvorson	500,000	n/a	500,000
Sandrine Lam	3,900	n/a	n/a

Item 2. Informational Legends

See the outside front cover page of the Offer and Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1*	Form of Lock Up Agreement

99.2*	Escrow Agreement, dated as of December 27, 2013

99.3*	Press Release, dated January 23, 2014

99.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

99.5*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

99.6*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

99.7*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

99.8.1*	Material Change Report, dated October 7, 2013

99.8.2*	Material Change Report, dated November 25, 2013

99.8.3*	Material Change Report, dated December 11, 2013

99.8.4*	Material Change Report, dated January 7, 2014

99.9*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held March 26, 2013

99.10.1*	Consent of KPMG LLP

99.10.2*	Consent of Fasken Martineau DuMoulin LLP

99.10.3*	Consent of Terence Coughlan, P. Geo

99.10.4*	Consent of Peter Webster, P. Geo

99.10.5*	Consent of David R. Duncan, P. Geo

99.10.6*	Consent of Ken Kuchling, P. Eng

99.10.7*	Consent of David S. Dodd

99.10.8*	Consent of Isobel Wolfson, P. Geo

*	Incorporated by reference to the respective exhibits filed with GoGold Resources Inc.’s Registration Statement on Form F-80 filed with the Securities and Exchange Commission on January 23, 2014.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of initially filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, GoGold Resources Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2014		GOGOLD RESOURCES INC.

	By:	/s/ Dana Hatfield
Name: Dana Hatfield
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Form of Lock Up Agreement

99.2*	Escrow Agreement, dated as of December 27, 2013

99.3*	Press Release, dated January 23, 2014

99.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

99.5*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

99.6*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

99.7*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

99.8.1*	Material Change Report, dated October 7, 2013

99.8.2*	Material Change Report, dated November 25, 2013

99.8.3*	Material Change Report, dated December 11, 2013

99.8.4*	Material Change Report, dated January 7, 2014

99.9*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held March 26, 2013

99.10.1*	Consent of KPMG LLP

99.10.2*	Consent of Fasken Martineau DuMoulin LLP

99.10.3*	Consent of Terence Coughlan, P. Geo

99.10.4*	Consent of Peter Webster, P. Geo

99.10.5*	Consent of David R. Duncan, P. Geo

99.10.6*	Consent of Ken Kuchling, P. Eng

99.10.7*	Consent of David S. Dodd

99.10.8*	Consent of Isobel Wolfson, P. Geo

*	Incorporated by reference to the respective exhibits filed with GoGold Resources Inc.’s Registration Statement on Form F-80 filed with the Securities and Exchange Commission on January 23, 2014.